Exhibit 4.13

SECOND AMENDMENT TO COVERTIBLE PROMISSORY NOTE

DATE OF NOTE:	June 14, 2011; first amended June 28, 2011

MAKER:	RICHFIELD OIL & GAS COMPANY

HOLDER:	MACKOV INVESTMENTS LIMITED and PETER LAZAREVSKI

FIRST AMENDED
PRINCIPAL AMOUNT:	$140,000 as of June 29, 2011

ACCRUED INTEREST:	$4,403 as of June 30, 2011

1.   Additional Loans.  In exchange for additional loans of $5,000 made on or about July 5, 2011, and $7,500 on or about July 8, 2011, the parties hereby agree that the Note shall be further modified and amended as follows:

SECOND AMENDED
PRINCIPAL AMOUNT:	$152,500

INTEREST:	$44,000

TOTAL DUE:	$196,500 payable on or before the Due Date of August 15, 2011.

2.  Release of Collateral and Conversion Right.  Holder hereby agrees to release the collateral comprised of the funds held in suspense by the purchaser of production on the Boxberger lease equal to approximately $80,000 under paragraph 1 of the original Note.  In exchange, Maker hereby grants to Holder the right to convert all principal and accrued interest into the common stock of Richfield Oil & Gas Company upon written notice to Maker at any time from August 15 to August 31, 2011 at the conversion rate of US $0.15 per share.

Except as amended hereby the Note shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Parties have set their hands, effective as of July 18, 2011.

HOLDER:		MAKER:
MACKOV INVESTMENTS LIMITED		RICHFIELD OIL & GAS COMPANY

By:	/s/ Glenn MacNeil	By:	/s/ J. David Gowdy
	Glenn MacNeil		J. David Gowdy, President & CEO

/s/ Peter Lazarevski
PETER LAZAREVSKI